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                                                            File Number 70-9331


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

             ----------------------------------------------------

                           AMENDMENT NO. 2 TO FORM U-1
                             APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

             ----------------------------------------------------

                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                         Atlantic City Electric Company
                              6801 Black Horse Pike
                          Egg Harbor Township, NJ 08234

        (Name of companies filing this statement and address of principal executive office)

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                                    Conectiv
                 (Name of top registered holding company parent)

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                                Louis M. Walters
                                    Treasurer
                                    Conectiv
                                 800 King Street
                              Wilmington, DE 19899

                    (Name and address of agents for service)

             ----------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

       Peter F. Clark, Esq.                        Joyce Koria Hayes, Esq.
             Conectiv                                   7 Graham Court
         800 King Street                               Newark, DE 19711
       Wilmington, DE 19899


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The Application-Declaration, as previously filed and amended, is hereby further amended as follows:

ITEM 2.  FEES COMMISSIONS AND EXPENSES:

     (a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and
(2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.

     It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by ACE in connection with the preparation of this Application-Declaration are as follows:


Fees for Outside Counsel                               $195,000
Fees of Conectiv Resource Partners                        3,000
Dealer Manager Fees                                     150,000   (maximum)
Depositary Fees                                          15,000
Broker/Dealer Fees                                      234,000   (maximum)
Information Agent Fees                                   20,000
Miscellaneous Expenses                                   15,000
                                                      ---------
Total                                                  $632,000

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

(a)      Exhibit

B-3      Second Request to Registered Stockholders


The foregoing completes the file in this matter and the Commission is requested to issue its order as soon as possible.


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                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to be signed on their behalf by the undersigned thereunto duly authorized.

                                            CONECTIV
                                            ATLANTIC CITY ELECTRIC COMPANY


                                            By:    /s/ LOUIS M. WALTERS
                                                   --------------------
                                                   Louis M. Walters
                                                   Treasurer

                                            Dated: October 6, 1998




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EXHIBIT INDEX


B-3      Second Request to Registered Stockholders